Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

June 22, 2021
VIA EDGAR

U.S. Securities and Exchange Commission
Attention: John M. Ganley / Chad Eskildsen
100 F Street, N.E.
Washington, D.C. 20549

Re:    OFS Capital Corporation
    Registration Statement on Form N-2
(File No. 333-255573)
Dear Messrs. Ganley and Eskildsen:
On behalf of OFS Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Registration Statement on Form N-2 (File No. 333-255573), the prospectus contained therein (the “Prospectus”), and certain documents that have been incorporated into the Company’s registration statement by reference. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.
Legal Comments
1.On the Cover Page of the Prospectus, please disclose the calculation of the Company’s public float.

Response: The Company has revised its disclosure on the cover page of the Prospectus in response to the Staff’s comment.
2.Throughout the Prospectus, please define non-standard terms in the first instance they appear, as they have been defined in the caption “Defined Terms” under the section “Prospectus Summary.”

Response: The Company has revised its disclosure throughout the Prospectus in response to the Staff’s comment.
3.On page 6 of the Prospectus, under the caption “Prospectus Summary – Organizational Structure,” the organizational chart discloses OFSCC-FS, LLC as a wholly-owned subsidiary of OFSCC-FS Holdings, LLC, a wholly-owned subsidiary of the Company. The Company previously disclosed that OFSCC-FS, LLC was a wholly-owned subsidiary of the Company. On a supplemental basis, please describe why OFSCC-FS, LLC is now a subsidiary of OFSCC-FS, Holdings, LLC.

Response: The Company respectfully advises the Staff that the Company previously described OFSCC-FS, LLC as an indirect wholly-owned subsidiary of the Company. The Company’s current organizational chart specifically reflects OFSCC-FS Holdings, LLC’s 100% ownership of OFSCC-FS,LLC.

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4.On page 10 of the Prospectus, under the caption “Prospectus Summary – Risks”, the company discloses “We are a non-diversified management investment company within the meaning of the 1940 Act, and therefore we are not limited by the 1940 Act with respect to the proportion of our assets that may be invested in securities of a single issuer.” However, as a regulated investment company, the Internal Revenue Code of 1986, as amended, imposes certain limitations on the Company’s investments. Please revise the disclosure to eliminate the implication that there are no limitations on the Company’s concentrations in certain companies.

Response: The Company has revised its disclosure on page 10 as follows: “We are a non-diversified management investment company within the meaning of the 1940 Act, and therefore we may assume large positions in the securities of a small number of issuers.”
5.On page 11 of the Prospectus, under the caption “Prospectus Summary – Risks,” the company discloses “Due to the recent COVID-19 pandemic, our shares of common stock have traded and could continue to trade at a discount from NAV.” Please consider revising the disclosure to indicate the risk may continue after the COVID-19 pandemic has ended.

Response: The Company has revised its disclosure on page 11 as follows: “Our shares of common stock have traded and could continue to trade at a discount from NAV.”
6.On page 34, under the caption “Management and Other Agreements – Management and Incentive Fees”, please revise the second paragraph to be in plain English.

Response: The Company has revised its disclosure on page 34 as follows:

On June 11, 2019, OFS Advisor agreed to reduce the portion of its base management fee attributable to the portion of the OFSCC-FS Assets that caused the Company’s asset coverage ratio to fall below 200%. Specifically, under the reduction, the Company was required to pay 0.25% per quarter (1.00% annualized) on the average value of the portion of the OFSCC-FS Assets, at the end of the two most recently completed calendar quarters, that were financed using leverage and caused the Company’s statutory asset coverage ratio to fall below 200%. When calculating its statutory asset coverage ratio, the Company excludes its SBA guaranteed debentures from its total outstanding senior securities as permitted pursuant to exemptive relief granted by the SEC dated November 26, 2013.

Additionally, effective as of January 1, 2020 and January 1, 2021, OFS Advisor agreed to further reduce the base management fee attributable to all of the OFSCC-FS Assets, without regard to the Company’s asset coverage. The agreement reduced the base management fee to 0.25% per quarter (1.00% annualized) of the average value of the OFSCC-FS Assets at the end of the two most recently completed calendar quarters. OFS Advisor’s base management fee reduction is renewable on an annual basis and OFS Advisor may not recoup the amount of the base management fee reduced with respect to the OFSCC-FS Assets. This agreement was renewed for the 2021 calendar year on February 16, 2021.
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7.The Fees and Expenses table, to the extent that the reduction in base management fees have not be reflected in the investment advisory agreement, please reflect the base management fee and the fee reduction in separate line items.

Response: The Company respectfully advises the Staff that the Company has reflected the base management fee reduction in a separate line item in the Fees and Expenses table.
8.On page 42, under the caption “Determination of Net Asset Value – Determinations in connection with offerings,” please delete the disclosure regarding romanette (ii) in the second full paragraph.

Response: The Company has deleted the disclosure on page 42.
9.On page 44, under the caption “Sales of Common Stock Below Net Asset Value,” please include the appropriate dilution tables for existing stockholders who do not participate in the offering and for existing stockholders who do participate in the offering.

Response: The Company has revised its disclosure on page 44 in response to the Staff’s comment.
Accounting Comments

10.In Portfolio Companies table beginning on page 19 of the Prospectus, please identify all non-qualifying investments by including footnotes (see Instruction 1b of Item 8.6c of Form N-2), and disclose the total percentage of non-qualifying assets in the Prospectus. Additionally, please include such footnotes and disclosure in the Company’s future Annual Reports on Form 10-K.

Response: The Company has revised the disclosure in the Portfolio Companies table of the Prospectus to include footnotes identifying the non-qualifying investments, and has disclosed on page 34 of the Prospectus that, as of March 31, 2021, approximately 86% of the Company’s investments were qualifying investments. Additionally, the Company will include footnotes identifying its non-qualifying investments, and disclose the Company’s total percentage of qualifying investments, in its future Annual Reports on Form 10-K.

11.In the Portfolio Companies table on page 28 of the Prospectus, the Company disclosed that the Company’s investment in Pfanstiehl Holdings, Inc. appreciated approximately $24.2 million, and now represents approximately 22.8% of net assets. On a supplemental basis, please describe how the Company valued this investment, including whether the Company employed the services of any third-party valuation services.

Response: The fair value of the Company’s investment in Pfanstiehl Holdings, Inc. was estimated using the current value method under the market approach in accordance with
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ASC Topic 820, Fair Value Measurements, and approved by our Board of Directors. Our fair value estimates were prepared with the assistance of a third-party valuation service provider. Our processes included:

•An overview of the business by our front office staff with the third party valuation service provider.
•A review of the portfolio company’s latest interim and audited financial statements to determine the most relevant performance indicator, which for Pfansteihl was earnings before interest, taxes, depreciation and amortization.
•A review of comparable public company valuation multiples to estimate a valuation multiple for the portfolio company.
•Internal control procedures over the accuracy of data and calculations.

12.In the Fees and Expenses table on page 65 on the Company’s Annual Report on Form 10-K, filed March 5, 2021, it appears that the first expense example has been omitted. Please provide such example on a supplemental basis, and include the example in the Company’s future Annual Reports on Form 10-K.

Response: Please find below the example further assuming the assumed 5% return is in the form of capital gains:

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return	$195	$495	$706	$997

Additionally, the Company will include such expense example in its future Annual Reports on Form 10-K.

13.In “Note 8. Federal Income Tax” to the Company’s Consolidated Financial Statements on page 156 of the Company’s Annual Report on Form 10-K, filed March 5, 2021, the Company disclosed that the consolidated entity OFSCC-MB is taxed as a C corporation. On a supplemental basis, please provide a tax reconciliation for such entity, and include such reconciliation in a footnote in the Company’s future Annual Reports on Form 10-K (see ASC 740-10-US Disclosures).

Response: Please find the tax rate reconciliation below:

The Company respectfully notes that it did not include the rate reconciliation in a footnote to the Company’s financial statements because the Company’s tax benefit (at 24%) was not materially different from the statutory tax rate (21%).

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The Company will include reconciliations in the Company’s future Annual Reports on Form 10-K to the extent that such reconciliations are material.

* * *

If you have any questions or additional comments concerning the foregoing, please contact Dwaune Dupree at (202) 383-0206 or the undersigned at (202) 383-0218.

                            Sincerely,
                            /s/ Cynthia M. Krus
                            Cynthia M. Krus

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